SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for the

three and nine month periods ended March 31, 2025 and 2024

(Unaudited in thousands of US dollars)

100 Renfrew Drive, Suite 100,
Markham, Ontario,
Canada L3R 9R6

Sangoma Technologies Corporation

Three and nine month periods March 31, 2025 and 2024

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at March 31, 2025, and June 30, 2024
(Unaudited in thousands of US dollars, except per share data)

		March 31,	June 30,
	Note	2025	2024
		$	$
Assets
Current assets
Cash and cash equivalents	4	17,291	16,231
Trade and other receivables	4	9,943	18,596
Inventories	6	9,716	14,768
Sales tax receivable		263	485
Income tax receivable		277	956
Contract assets		1,239	1,479
Derivative assets	15	312	727
Assets held for sale	20	5,324	—
Other current assets		3,992	3,867
		48,357	57,109
Non-current assets
Property and equipment	7	6,638	8,394
Right-of-use assets	8	8,182	10,164
Intangible assets	9	99,296	124,128
Development costs	10	7,715	7,810
Deferred income tax assets		2,032	2,334
Goodwill	12	186,841	187,502
Contract assets		1,919	2,418
Derivative assets	15	86	320
Other non-current assets		369	466
		361,435	400,645
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,17(i)	19,007	21,450
Provisions	13	290	405
Sales tax payable		4,050	5,955
Income tax payable		138	115
Operating facility and loans	15	20,600	19,875
Contract liabilities	16	7,130	9,582
Liabilities directly associated with assets held for sale	20	2,496	—
Lease obligations on right-of-use assets	8	2,013	2,722
		55,724	60,104
Long term liabilities
Operating facility and loans	15	32,450	57,950
Contract liabilities	16	2,714	3,072
Non-current lease obligations on right-of-use assets	8	7,237	8,562
Deferred income tax liabilities		6,166	9,895
Other non-current liabilities		1,887	1,332
		106,178	140,915
Shareholders’ equity
Share capital		382,596	380,986
Contributed surplus		19,699	20,053
Accumulated other comprehensive income		116	626
Accumulated deficit		(147,154)	(141,935)
		255,257	259,730
		361,435	400,645

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of loss and comprehensive loss
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended		Nine month periods ended
		March 31,		March 31,
	Note	2025	2024	2025	2024
		$	$	$	$
Revenue	19	58,067	61,046	177,330	186,350
Cost of sales		18,028	18,046	55,622	55,336
Gross profit		40,039	43,000	121,708	131,014

Expenses
Sales and marketing		12,949	13,653	38,104	44,822
Research and development	10	10,466	10,189	32,131	29,509
General and administration		8,991	10,652	29,126	32,978
Amortization of intangible assets	9	8,199	8,251	24,596	24,974
Interest expense (net)	4,15	871	1,718	3,354	5,175
Restructuring and business integration costs		272	—	514	1,491
Loss on change in fair value of consideration payable	14	—	—	—	202
Loss before income tax		(1,709)	(1,463)	(6,117)	(8,137)
Provision for income taxes
Current	11	1,092	1,135	2,466	1,799
Deferred	11	(1,373)	(1,330)	(3,364)	(2,985)
Net loss		(1,428)	(1,268)	(5,219)	(6,951)

Other comprehensive (loss) income
Items to be reclassified to net (loss) income
Change in fair value of interest rate swaps, net of tax	11,15	(112)	39	(510)	(535)
Comprehensive loss		(1,540)	(1,229)	(5,729)	(7,486)

Loss per share
Basic and diluted	17(iii)	$(0.04)	$(0.04)	$(0.16)	$(0.21)

Weighted average number of shares outstanding
Basic and diluted	17(iii)	33,437,452	33,156,525	33,521,932	33,249,351

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
		#	$	$	$	$	$

Balance, July 1, 2023		33,038,367	379,924	18,132	1,335	(133,276)	266,115

Net loss		—	—	—	—	(6,951)	(6,951)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	(535)	—	(535)
Common shares issued for RSU exercised	17(i),17(ii)	294,500	1,020	(1,020)	—	—	—
Share-based compensation expense	17(ii)	—	—	2,282	—	—	2,282
Balance, March 31, 2024		33,332,867	380,944	19,394	800	(140,227)	260,911

Balance, July 1, 2024		33,340,159	380,986	20,053	626	(141,935)	259,730

Net loss		—	—	—	—	(5,219)	(5,219)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	(510)	—	(510)
Common shares issued for RSU exercised	17(i),17(ii)	304,933	1,688	(1,688)	—	—	—
Common shares purchased and cancelled	17(i)	(17,529)	(78)	—	—	—	(78)
Shares repurchase commitments under the automatic share purchase plan	17(i)	—	—	(949)	—	—	(949)
Share-based compensation expense	17(ii)	—	—	2,283	—	—	2,283
Balance, March 31, 2025		33,627,563	382,596	19,699	116	(147,154)	255,257
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

		Nine month periods ended
		March 31,
	Note	2025	2024
Operating activities		$	$
Net loss		(5,219)	(6,951)
Adjustments for:
Depreciation of property and equipment	7	3,073	3,292
Depreciation of right-of-use assets	8	1,971	2,206
Amortization of intangible assets	9	24,596	24,974
Amortization of development costs	10	4,516	3,200
Income tax recovery	11	(898)	(1,186)
Income tax refunds (paid)		(1,157)	1,374
Share-based compensation expense	17(ii)	2,283	2,282
Unrealized foreign exchange loss		(28)	(144)
Accretion expense	8	234	303
Loss on disposal of property and equipment	7	186	296
Loss on change in fair value of consideration payable	14	—	202
Changes in working capital
Trade and other receivables		6,845	2,188
Inventories		2,679	1,795
Sales tax receivable		222	(68)
Contract assets		739	574
Other assets		(162)	401
Sales tax payable		(1,897)	988
Accounts payable and accrued liabilities		(1,273)	(2,355)
Provisions		(115)	199
Other non current liabilities		875	723
Contract liabilities		(2,810)	(1,750)
Net cash provided by operating activities		34,660	32,543
Investing activities
Purchase of property and equipment	7	(1,569)	(2,695)
Development costs	10	(4,938)	(4,819)
Net cash flows used in investing activities		(6,507)	(7,514)
Financing activities
Repayments of operating facility and loan	15	(24,775)	(13,275)
Repayment of lease obligations on right-of-use assets	8	(2,240)	(2,425)
Payment of consideration payable	14	—	(2,096)
Common shares purchased and cancelled	17(i)	(78)	—
Net cash flows used in financing activities		(27,093)	(17,796)

Increase in cash and cash equivalents		1,060	7,233
Cash and cash equivalents, beginning of the period		16,231	11,156
Cash and cash equivalents, end of the period		17,291	18,389

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries as of March 31, 2025 are Sangoma Technologies Inc., Sangoma US Inc., NetFortris Corporation, and VoIP Supply LLC. On December 31, 2024, the Company completed the merger of Digium Inc; Star2Star Communications LLC and VoIP Innovations LLC into Sangoma US Inc. During the three months ended March 31, 2025, the Company determined that VoIP Supply LLC met the criteria for assets held for sale (note 20).

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators globally rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three and nine month periods ended March 31, 2025 and 2024 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS Accounting Standards”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2024 (“annual financial statements”) prepared in accordance with IFRS Accounting Standards.

3.    Significant accounting judgements, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2024 with the exception at note 3(a) below. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2024.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
3a.    Assets held for sale

When a disposal group is classified as held for sale, the assets and liabilities of the disposal group are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position.

Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell. The determination as to whether a disposal group meets the requirements to be classified as held for sale and the asset and liabilities to be included within the disposal group, requires management to exercise judgement when making these determinations.

Management must also exercise judgement when determining at which date all of the criteria are satisfied to be classified as held for sale. Management must also use estimates when determining the fair value less costs to sell of the disposal group to assess if the carrying value of the disposal group is greater than its recoverable amount.

As at March 31, 2025, the Company reclassified the VoIP Supply LLC as assets held for sale as disclosed in Note 20.

4.    Financial instruments

The fair values of the cash, trade and other receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Derivative assets and liabilities are recorded at fair value.

Cash and cash equivalents are comprised of:

	March 31,	June 30,
	2025	2024
	$	$
Cash at bank and on hand	16,668	16,231
Restricted cash	623	—
Cash and cash equivalents	17,291	16,231

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at March 31, 2025 and June 30, 2024 the Company had no demand deposits and cash equivalents.

The Restricted cash is held for shares repurchased under the Normal Course Issuer Bid (“NCIB”).

Interest expense (net) comprises of total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss, and can be summarized as follows:

The Company earns interest income from its liquidable money market deposit account to generate steady cash flows and to manage liquidity. The interest rate on the account is variable based on prevailing market rate.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended		Nine month periods ended
		March 31,		March 31,
	Note	2025	2024	2025	2024
		$	$	$	$
Interest income		(72)	(5)	(93)	(19)
Interest expense	15	870	1,630	3,213	4,891
Accretion expense	8	73	93	234	303
Interest expense (net)		871	1,718	3,354	5,175

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

	March 31,	June 30,
	2025	2024
	$	$
Trade receivables	9,943	16,025
Receivable related to working capital adjustment	—	2,571
Trade and other receivables	9,943	18,596

As at March 31, 2025, the Company reclassified $1,808 from trade receivables to Assets held for sale (note 20) associated with trade receivables at VoIP Supply LLC.

During the nine month periods ended March 31, 2025, the Company received $982 cash (March 31, 2024 - $1,574) and had a reduction of $1,589 to the sales tax liability (March 31, 2024 - $nil) from the escrow account for the working capital provision related to certain indemnification assets recorded in respect of liabilities assumed on the acquisition of NetFortris. The remaining balance is $nil as at March 31, 2025 (June 30, 2024 - $2,571). The funds held in the escrow accounts were settled in full and all final funds were released during the nine month periods ended March 31, 2025.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

	March 31,	June 30,
	2025	2024
	$	$
Trade receivables aging:
0-30 days	8,127	12,229
31-90 days	1,721	2,995
Greater than 90 days	990	2,170
	10,838	17,394
Expected credit loss provision	(895)	(1,369)
Net trade receivables	9,943	16,025

The movement in the provision for expected credit losses can be reconciled as follows:

	March 31,	June 30,
	2025	2024
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(1,369)	(1,566)
Net change in expected credit loss provision during the period	474	197
Expected credit loss provision, ending balance	(895)	(1,369)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates and align this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at March 31, 2025:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	19,007	—	—	—	19,007
Sales tax payable	4,050	—	—	—	4,050
Operating facility and loans	20,600	20,600	11,850	—	53,050
Lease obligations on right of use assets	2,303	1,792	1,348	4,782	10,225
Other non-current liabilities	—	—	—	1,887	1,887
	45,960	22,392	13,198	6,669	88,219

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian Dollars (CAD), Euros (EUR), Great British Pounds (GBP), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD), and Columbia Peso (COP), therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at March 31, 2025, a 10% depreciation or appreciation of the CAD, EUR, GBP, INR, PHP, AUD and COP currencies against the U.S. dollar would have resulted in an approximate $41 (June 30, 2024 - $46) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at March 31, 2025, a change in the interest rate of 1% per annum would have an impact of approximately $443 (March 31, 2024 - $701) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 15, the fair value of the interest rate swaps are a current asset of $312 and non-current asset of $86 on March 31, 2025 (June 30, 2024 - current asset of $727 and non-current asset of $320).

5.    Capital management

The Company’s objectives in managing capital is to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the viability of the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period, and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
6.    Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	March 31,	June 30,
	2025	2024
	$	$
Finished goods	5,755	10,740
Components and parts	5,584	5,537
	11,339	16,277
Provision for obsolescence	(1,623)	(1,509)
Net inventory carrying value	9,716	14,768

As at March 31, 2025, the Company reclassified $2,373 from inventories to assets held for sale (note 20) associated with inventory of VoIP Supply LLC

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
7.    Property and equipment

		Office furniture		Stockroom
		and computer	Software	and production	Tradeshow	Leasehold
	Note	equipment		equipment	equipment	improvements	Total
Cost		$	$	$	$	$	$
Balance at July 1, 2023		5,366	458	12,867	47	450	19,188
Additions		660	42	3,368	—	60	4,130
Disposals		(52)	—	(579)	—	—	(631)
Balance at June 30, 2024		5,974	500	15,656	47	510	22,687
Additions		329	—	1,240	—	—	1,569
Disposals		(3)	—	(572)	—	—	(575)
Reclassification to assets held for sale	20	(113)	(82)	—	—	—	(195)
Balance at March 31, 2025		6,187	418	16,324	47	510	23,486

Accumulated depreciation
Balance at July 1, 2023		3,364	434	5,906	47	285	10,036
Depreciation expense		815	22	3,539	—	119	4,495
Disposals		—	—	(238)	—	—	(238)
Balance at June 30, 2024		4,179	456	9,207	47	404	14,293
Depreciation expense		548	15	2,480	—	30	3,073
Disposals		—	—	(389)	—	—	(389)
Reclassification to assets held for sale	20	(74)	(55)	—	—	—	(129)
Balance at March 31, 2025		4,653	416	11,298	47	434	16,848

Net book value as at:
Balance at June 30, 2024		1,795	44	6,449	—	106	8,394
Balance at March 31, 2025		1,534	2	5,026	—	76	6,638

For the three and nine month periods ended March 31, 2025, depreciation expenses of $202 and $622 (March 31, 2024- $390 and $882) were recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expenses in the amounts of $780 and $2,451 were included in cost of sales for the three and nine month periods ended March 31, 2025 (March 31, 2024 - $779 and $2,410).

For the three and nine month periods ended March 31, 2025, loss on disposal of $55 and $186 (March 31, 2024- $59 and $296) were recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

	Note	Right-of-use assets
		$
Present value of leases
Balance as at July 1, 2023		22,182
Additions		814
Terminations		(3,239)
Balance at June 30, 2024		19,757
Additions		93
Terminations		(601)
Reclassification to assets held for sale	20	(1,149)
Balance at March 31, 2025		18,100
Accumulated depreciation and repayments
Balance as at July 1, 2023		9,030
Depreciation expense		2,870
Terminations		(2,307)
Balance at June 30, 2024		9,593
Depreciation expense		1,971
Terminations		(543)
Reclassification to assets held for sale	20	(1,103)
Balance at March 31, 2025		9,918
Net book value as at:
June 30, 2024		10,164
March 31, 2025		8,182

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

	Note	Lease obligations
		$
Present value of leases
Balance as at July 1, 2023		14,331
Additions		814
Repayments		(3,163)
Accretion expense		394
Terminations		(1,086)
Effects of movements on exchange rates		(6)
Balance at June 30, 2024		11,284
Additions		93
Repayments		(2,240)
Accretion expense		234
Terminations		(68)
Effects of movements on exchange rates		(4)
Reclassification to liabilities directly associated with assets held for sale	20	(49)
Balance at March 31, 2025		9,250
Lease Obligations - Current		2,013
Lease Obligations - Non-current		7,237
		9,250

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2023		110,123	126,456	6,787	2,748	246,114
Balance at June 30, 2024		110,123	126,456	6,787	2,748	246,114
Reclassification to assets held for sale	20	—	(1,160)	(1,050)	—	(2,210)
Balance at March 31, 2025		110,123	125,296	5,737	2,748	243,904
Accumulated amortization
Balance at July 1, 2023		41,576	40,821	3,586	2,694	88,677
Amortization expense		17,683	14,948	624	54	33,309
Balance at June 30, 2024		59,259	55,769	4,210	2,748	121,986
Amortization expense		13,039	11,095	462	—	24,596
Reclassification to assets held for sale	20	—	(1,160)	(814)	—	(1,974)
Balance at March 31, 2025		72,298	65,704	3,858	2,748	144,608
Net book value as at:
Balance at June 30, 2024		50,864	70,687	2,577	—	124,128
Balance at March 31, 2025		37,825	59,592	1,879	—	99,296

Amortization of intangible assets for the three and nine month periods ended March 31, 2025 were $8,199 and $24,596 (March 31, 2024 - $8,251 and $24,974).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2023	12,051
Additions	6,782
Cost fully amortized	(309)
Investment tax credits	(822)
Balance at June 30, 2024	17,702
Additions	4,938
Investment tax credits	(517)
Balance at March 31, 2025	22,123

Accumulated amortization
Balance at July 1, 2023	(5,482)
Amortization	(4,480)
Cost fully amortized	70
Balance at June 30, 2024	(9,892)
Amortization	(4,516)
Balance at March 31, 2025	(14,408)

	March 31,	June 30,
	2025	2024
	$	$
Net capitalized development costs	7,715	7,810

Amortization expense is included in research and development expense in the consolidated interim statements of loss and comprehensive loss. For the three and nine month periods ended March 31, 2025, amortization were $1,570 and $4,516 (March 31, 2024 - $1,170 and $3,200). In addition to the above amortization, the Company has recognized $8,896 and $27,615 of engineering expenditures as expenses during the three and nine month periods ended March 31, 2025 (March 31, 2024 - $9,019 and $26,309).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
11.    Income tax

The Company income tax expense is determined as follows:

	Three month periods ended		Nine month periods ended
	March 31,		March 31,
	2025	2024	2025	2024
Statutory income tax rate	25.76%	25.62%	25.76%	25.62%
	$	$	$	$
Loss before income tax	(1,709)	(1,463)	(6,117)	(8,137)
Expected income tax recovery	(441)	(376)	(1,576)	(2,085)
Difference in foreign tax rates	2	6	6	19
Share based compensation	133	196	588	585
Other non deductible expenses	(34)	(34)	(91)	(96)
Changes in estimates	1	4	2	5
Scientific Research and Experimental Development (SR&ED)	21	(20)	64	24
Gain on consideration payable	—	—	—	51
Changes in tax benefits not recognized	37	29	109	311
Income tax recovery	(281)	(195)	(898)	(1,186)

The Company’s income tax expense is allocated as follows:	$	$	$	$
Current tax expense	1,092	1,135	2,466	1,799
Deferred income tax recovery	(1,373)	(1,330)	(3,364)	(2,985)
Income tax recovery	(281)	(195)	(898)	(1,186)

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

	Note	$
Balance at July 1, 2023		187,502
Balance at June 30, 2024		187,502
Reclassification to assets held for sale	20	(661)
Balance at March 31, 2025		186,841

There is no addition to goodwill for the three and nine month periods ended March 31, 2025. The Company has evaluated for triggers of impairment at March 31, 2025 and has not identified any indicators of impairment.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
13.    Provisions

$
Balance at July 1, 2023	237
Additional provision recognized	168
Balance at June 30, 2024	405
Reversed during the period	(115)
Balance at March 31, 2025	290

The provisions represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period.

14.    Consideration payable

During the three and nine month periods ended March 31, 2025, the Company made payments of $nil (March 31, 2024 $2,096). As of March 31, 2025, the Company's has no outstanding balance of consideration payable (March 31, 2024 - $nil ).

The fair value of consideration payable as at March 31, 2025 is summarized below:

$
Opening balance, July 1, 2023	1,894
Payments	(2,096)
Remeasurement during the period	202
Ending balance, June 30, 2024	—
Ending balance, March 31, 2025	—

15.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On October 18, 2019, the Company entered into a loan facility with two banks and drew down $34,800. This loan is repayable on a straight-line basis through quarterly installment of $1,450, and was scheduled to be fully repaid on September 30, 2025. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a five years interest rate credit swap with the two banks for $8,700 each. The balance outstanding against this term loan facility as of March 31, 2025 is $nil (June 30, 2024 - $7,250). On March 24, 2025, the Company issued repayment notice for the prepayment of the remaining balance of $2,900. As at March 31, 2025, term loan facility balance of $nil (June 30, 2024 - $5,800) is classified as current and $nil (June 30, 2024 - $1,450) as long-term in the condensed consolidated interim statements of financial position.

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc.

The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on February 28, 2027. The balance outstanding against this term loan facility as of March 31, 2025 is $17,500 (June 30, 2024 - $24,063). As at March 31, 2025, $8,750 (June 30, 2024 - $8,750) is classified as current and $8,750 (June 30, 2024 - $15,313) is classified as long-term in the condensed consolidated interim statements of financial position.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
(iii) On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 31, 2028. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. The first quarterly repayment of $2,963 will be made on June 30, 2025. The balance outstanding against this term loan facility as of March 31, 2025 is $35,550 (June 30, 2024 - $37,912). As at March 31, 2025, $11,850 (June 30, 2024 - $5,325) is classified as current and $23,700 (June 30, 2024 - $32,587) is classified as long-term in the condensed consolidated interim statements of financial position. On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments.

(iv)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of March 31, 2025, there is no outstanding balance on the revolving credit facility (June 30, 2024 - $8,600).

For the three and nine month periods ended March 31, 2025, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $870 and $3,213 (March 31, 2024 - $1,630 and $4,891). During the nine month period ended March 31, 2025, the Company borrowed $nil (March 31, 2024 - $nil) in term loans and repaid $16,175 (March 31, 2024 - $13,275) in term loans. During the three and nine month periods ended March 31, 2025, the Company repaid $nil and $8,600 (March 31, 2024 - $nil and $nil) in revolving credit facility.

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at March 31, 2025, and June 30, 2024 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss, net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of March 31, 2025, the notional amount of the interest rate swap was $17,500 (June 30, 2024 – $27,845). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2024 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at March 31, 2025, the fair value of the interest rate swap assets were valued at current of $312 (June 30, 2024 - $727) and non-current $86 (June 30, 2024 – $320). The current and non-current derivative assets were recorded in the condensed consolidated interim statements of financial position.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

For the three and nine month periods ended March 31, 2025, the change in fair value of the interest rate swaps, net of tax, were a loss of $112 and a loss of $510 (March 31, 2024 – a gain of $39 and a loss of $535) was recorded in other comprehensive loss in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at March 31, 2025, and June 30, 2024 are below:

$
Opening balance, July 1, 2023	14,551
Revenue deferred during the period	38,500
Deferred revenue recognized as revenue during the period	(40,397)
Ending balance, June 30, 2024	12,654
Revenue deferred during the period	27,909
Deferred revenue recognized as revenue during the period	(30,719)
Ending balance, March 31, 2025	9,844

Contract liabilities - Current	7,130
Contract liabilities - Non-current	2,714
9,844

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
17.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 31, 2025 and 2024, the Company’s issued and outstanding common shares consist of the following:

	Three month periods ended		Nine month periods ended
	March 31,		March 31,
	2025	2024	2025	2024
	#	#	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	33,592,534	33,325,575	33,340,159	33,038,367
Shares purchased and cancelled	(17,529)	—	(17,529)	—
Shares issued upon exercise of RSUs	52,558	7,292	304,933	294,500
Outstanding, end of the period	33,627,563	33,332,867	33,627,563	33,332,867

During the three and nine month periods ended March 31, 2025, a total of nil (March 31, 2024 – nil) options were exercised for cash consideration of $nil (March 31, 2024 - $nil), and the Company recorded a charge of $nil (March 31, 2024 – $nil) from contributed surplus to share capital.

During the three and nine month periods ended March 31, 2025, a total of 52,558 and 304,933 (March 31, 2024 – 7,292 and 294,500) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $294 and $1,688 (March 31, 2024 – $29 and $1,020) from contributed surplus to share capital.

On March 25, 2025, the Company announced its intention to make an Normal Course Issuer Bid (“NCIB”) with respect to its Shares. Pursuant to the NCIB, the Company may, during the 12-month period commencing March 27, 2025 and ending no later than March 26, 2026, purchase up to 1,679,720 shares, representing 5% of the total number of 33,594,409 shares outstanding as of March 17, 2025, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems.

Under the term of the NCIB, during the three and nine month periods ended March 31, 2025, the Company purchased a total of 26,558 common shares (March 31, 2024 – nil) at an average price of $4.43 per share (March 31, 2024 - $nil), for total consideration of $118 (March 31, 2024 - $nil). During the nine month period ended March 31, 2025, a total of 17,529 of those common shares were settled and cancelled, and the Company recorded a total reduction of $78 in share capital for the value of share repurchased.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction. A liability, representing the maximum amount that the Company could be required to pay the designated broker under the ASPP, was recorded for $949 as at March 31, 2025 in accounts payable and accrued liabilities. The amount was charged to contributed surplus.

(ii)    Share based payments

On December 13, 2022, the Company’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

Under the Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the Company. RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period. For PSUs granted prior to fiscal 2024 and in the current fiscal 2025, the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, for the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days for the non-market-based performance targets. For PSUs granted during fiscal 2024, the final amount is based 100% on market-based performance targets.

For the three and nine month periods ended March 31, 2025, the Company recognized share-based compensation expense in the amount of $517 and $2,283 (March 31, 2024 - $764 and $2,282).

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Company’s daily share price fluctuated over a period commensurate with the expected life of the options. During the nine month period ended March 31, 2025 and March 31, 2024, the Company did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2023	723,051	13.58
Forfeited	(239,764)	(10.30)
Balance, March 31, 2024	483,287	15.21

Balance, July 1, 2024	462,346	15.21
Expired	(42,800)	(11.82)
Forfeited	(31,467)	(15.81)
Balance, March 31, 2025	388,079	15.54

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

	March 31,			March 31,
	2025			2024
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$7.01 - $9.00	88,500	61,800	2.25	122,189	53,652	3.25
$9.01 - $12.00	62,023	59,213	0.18	81,463	62,214	1.18
$12.01 - $15.00	42,000	31,516	2.00	45,000	22,510	3.00
$15.01 - $18.00	106,715	100,394	1.25	124,369	85,706	2.25
$18.01 - $20.00	22,856	20,036	1.25	22,856	14,308	2.25
$20.01 - $27.00	65,985	65,985	0.86	87,410	65,723	1.86
	388,079	338,944	1.32	483,287	304,113	2.32

Share Units

The following table summarizes information about the DSUs, RSUs and PSUs granted, exercised and forfeited during the nine month period ended March 31, 2025.

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2023	66,391	130,000	130,000	326,391
Awards granted during the period	105,695	404,800	797,700	1,308,195
Awards exercised during the period	—	—	(294,500)	(294,500)
Awards forfeited during the period	—	(42,500)	(26,251)	(68,751)
Awards outstanding March 31, 2024	172,086	492,300	606,949	1,271,335

Awards outstanding July 1, 2024	172,086	499,800	607,157	1,279,043
Awards granted during the period	64,356	271,000	271,000	606,356
Awards exercised during the period	—	—	(304,933)	(304,933)
Awards forfeited during the period	—	(82,500)	(50,623)	(133,123)
Awards outstanding March 31, 2025	236,442	688,300	522,601	1,447,343

During the nine month period ended March 31, 2025, 64,356 DSUs were granted (March 31, 2024 – 105,695). The fair value of each DSU issued during the nine month period ended March 31, 2025 is $6.06 per share (March 31, 2024 – $3.07).

During the nine month period ended March 31, 2025, 271,000 PSUs were granted (March 31, 2024 – 404,800). The average fair value tied to market-based performance targets for each PSU issued during the nine month period ended March 31, 2025 is $6.68 per share (March 31, 2024 – $4.03 ) using the Monte Carlo simulation.

The key assumptions used in the Monte Carlo simulation are:

	Nine month periods ended
	March 31
	2025	2024
Fair value per share	$6.68	$3.44 - $4.69
Expected volatility	64.00%	64.00%
Time to expiry	2.76 years	2.36 years -2.83 years
Risk-free interest rate	3.42%	4.40%

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)

During the nine month period ended March 31, 2025, 271,000 RSUs were granted (March 31, 2024 – 797,700). The average fair value of each RSU issued during the nine month period ended March 31, 2025 is $5.65 per share (March 31, 2024 –$2.62 ).

During the nine month period ended March 31, 2025, 304,933 RSUs were exercised and settled through the issuance of common shares (March 31, 2024 – 294,500).

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

	Three month periods ended		Nine month periods ended
	March 31,		March 31,
	2025	2024	2025	2024
Number of shares:
Weighted average number of shares outstanding	33,437,452	33,156,525	33,521,932	33,249,351
Weighted average number of shares used in diluted earnings per share	33,437,452	33,156,525	33,521,932	33,249,351

Net loss	$(1,428)	$(1,268)	$(5,219)	$(6,951)

Loss per share
Basic and diluted	$(0.04)	$(0.04)	$(0.16)	$(0.21)

Potentially diluted shares relating to DSUs, PSUs, RSUs, and stock options as set-out below have been excluded from the calculation of the diluted number of shares as the impact would be anti dilutive.

	Nine month periods ended
	March 31,
	2025	2024
DSU	236,442	172,086
PSU	688,300	492,300
RSU	522,601	606,949
Stock options	388,079	483,287
	1,835,422	1,754,622

18.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties as of and for the nine month periods ended March 31, 2025 and 2024.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
19.    Segment disclosures

The Company operates as one operating segment in the development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into two major geographic centers: USA and Others. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three and nine month periods ended March 31, 2025 and 2024 as follows:

	Three month periods ended		Nine month periods ended
	March 31,		March 31,
	2025	2024	2025	2024
	$	$	$	$
Products	9,524	10,692	30,287	34,137
Services	48,543	50,354	147,043	152,213
Total revenues	58,067	61,046	177,330	186,350

The sales in each of these geographic locations for the three and nine month periods ended March 31, 2025 and 2024 as follows:

	Three month periods ended		Nine month periods ended
	March 31,		March 31,
	2025	2024	2025	2024
	$	$	$	$
USA	55,165	57,093	167,588	173,796
Others	2,902	3,953	9,742	12,554
Total revenues	58,067	61,046	177,330	186,350

The non-current assets, in US dollars, in each of the geographic locations as at March 31, 2025, and June 30, 2024 are below:

	March 31,	June 30,
	2025	2024
	$	$
USA	308,199	338,079
Others	4,879	5,457
Total non-current assets	313,078	343,536

Non-current assets included in Others primarily consists of assets held in Canada.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2025 and 2024
(Unaudited in thousands of US dollars, except per share data)
20.    Assets held for sale

During fiscal 2025, the Company initiated plans for the disposal of substantially all of the assets and liabilities from VoIP Supply LLC, as part of its strategic realignment. In accordance with the criteria set out in IFRS 5, the Company determined that the assets and liabilities at VoIP Supply LLC met the criteria of a disposal group. The associated assets and liabilities within the disposal group are presented as assets held for sale and liabilities held for sale in the condensed consolidated interim statements of financial position at March 31, 2025 . The assets and liabilities held for sale are measured at the lower of their carrying amounts and fair value less costs to sell. The VoIP Supply LLC business does not represent a separate operating segment under IFRS 8, as discussed in Note 3, as the Company considers the entire business of the Company from a single operating segment perspective and assesses the performance of the segment based on measures of profit and loss as well as assets and liabilities.

Below is the breakdown of the assets and liabilities directly associated with assets held for sale:

As At
March 31,
2025
$
Assets
Current assets
Trade and other receivables	1,808
Inventories	2,373
Other current assets	134
Property and equipment	66
Right-of-use assets	46
Intangible assets	236
Goodwill	661
Assets held for sale	5,324

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,119
Sales tax payable	8
Lease obligations on right-of-use assets	49
Other non-current liabilities	320
Liabilities directly associated with assets held for sale	2,496

21.    Authorization of the consolidated financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on May 8, 2025.